EXHIBIT NO. 99.02
                                                   COMPANY'S FORM 10-K
                                                   DECEMBER 31, 1989

                                                   Page 31

Item 3.   LEGAL PROCEEDINGS

Other Litigation

                 Eight purported class actions were filed in late 1987 and early 1988 (two of which named SBHU as a defendant) in connection with the June 1986 initial public offering of Worlds of Wonder ("WOW") common stock, open market trading in WOW common stock, the public offering in June 1987 of $80 million in WOW convertible debentures, and open market trading in the debentures. The eight actions have been consolidated in In re Worlds of
                                                         ---------------
Wonder, Inc. Securities Litigation, in the United States District Court
----------------------------------
for the Northern District of California.


                 SBHU acted as co-lead underwriter for the initial public offering and as sole underwriter for the debenture offering. The Complaint alleges that the prospectuses by which the initial public offering and the debenture offering were made and various press releases and public statements were materially false and misleading. Plaintiffs seek to recover the amounts paid by all purchasers in the initial public offering and in the debenture offering, as well as losses sustained by purchasers of WOW common stock or debentures in the open market between June 20, 1986 and November 9, 1987.


                 On June 8, 1988, purchasers of approximately $12 million of the WOW convertible debentures offered in June 1987 filed an individual action naming SBHU and others as defendants, Steinhardt Partners, et al. v. Smith
                                      ------------------------------------
Barney etc., et al., in the United States District Court for the Southern
-------------------
District of New York. These plaintiffs, who are seeking compensatory damages based on claims similar to those asserted in the consolidated class actions, have asserted that they will opt out of any class certified in the other actions and pursue their claims individually. On February 2, 1989, the Court granted defendants' joint motion to transfer the Steinhardt action to the
                                                 ----------
Northern District of California.

                                                   COMPANY'S FORM 10-K
                                                   DECEMBER 31, 1990

                                                   Page 30

Item 3.   LEGAL PROCEEDINGS

Other Litigation

                 For information concerning purported class actions and an individual action against SBHU and others in connection with Worlds of Wonder common stock and convertible debentures, see the description that appears in the first, second and third paragraphs of page 31 of the Company's filing on Form 10-K for the year ended December 31, 1989, which description is
incorporated by reference herein.   A copy of the pertinent paragraphs of such
filing is included as an exhibit to this Form 10-K. On March 26, 1990, the United States District Court for the Northern District of California certified a class of common stock purchasers and a class of debenture purchasers.